Exhibit 99.1

January 16, 2019	TSX: GPR

For Immediate Release	NYSE American: GPL

NEWS RELEASE

LEADING PROXY ADVISORY FIRM, ISS, SUPPORTS GREAT PANTHER SILVER’S PROPOSED ACQUISITION OF BEADELL RESOURCES

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) is pleased to report that, in respect of the upcoming special meeting of shareholders of Great Panther, Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm who provides voting recommendations to institutional investors, has recommended that shareholders vote in favour of the Great Panther Scheme Resolution and the Name Change Resolution in connection with the Scheme Implementation Deed pursuant to which Great Panther will acquire Beadell Resources Limited (“Beadell”) (the “Acquisition”) and change its name to Great Panther Mining Limited.

ISS Recommendation to Great Panther Shareholders

In making its recommendation, ISS noted, “The merger makes strategic sense as it will create a new emerging intermediate metals producer and will result in significant pro forma gold and silver production. The combined company will also have an increased public float and broadened shareholder base, providing stronger liquidity and augmented scale in the capital markets. Furthermore, Great Panther stands to benefit having extensive reserves, when the company previously had none, and would also be accretive to measured, indicated and inferred resources. Finally, the combined company stands to benefit from an enhanced balance sheet and from anticipated cost synergies and efficiencies.”

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY The proxy voting deadline is 9:00 a.m. PT on Thursday, February 7, 2019

Reasons for and Benefits of the Acquisition

The Acquisition of Beadell will create a new growth-oriented intermediate precious metals producer focused on the Americas with the following key strategic benefits:

•	Diversified portfolio of producing mines in Mexico and Brazil, and an advanced stage development project in Peru;

•	Significant 2018 pro-forma gold and silver production of 123,336 gold ounces from Beadell to complement Great Panther’s 2018 production of 4.17 million silver equivalent ounces (pro-forma ~175,000 gold equivalent ounces or ~14 million silver equivalent ounces)(1)(2);

•	Near-term resource growth potential from Beadell’s in- and near-mine targets to add to the growth potential from Great Panther’s advanced-stage Coricancha project in Peru;

•	Addition of extensive reserve and resources, including 1.3 million ounces of gold in proven and probable reserves, and 2.0 million ounces of measured and indicated gold resources(3);

•	Longer-term exploration optionality from Beadell's 2,500 square kilometre highly prospective land package;

•	Strong balance sheet to support a robust growth portfolio; and

•	Attractive re-rating potential.

(1) Based on Beadell and Great Panther’s fiscal year 2018 production figures

(2) Gold and silver equivalents based on an 80:1 gold:silver ratio

(3) As at June 30, 2018

The Board of Directors of Great Panther UNANIMOUSLY recommends that Great Panther Shareholders vote FOR the proposed resolutions

 Great Panther Special Meeting

The Special Meeting of shareholders of Great Panther is scheduled for 9:00 a.m. PT on February 11, 2019 at the Terminal City Club (Terrace Room B), 837 West Hastings Street, Vancouver, British Columbia.

Additional information concerning the Great Panther Scheme Resolution and the Name Change Resolution can be found in the management information circular dated December 21, 2018. An electronic copy of the management information circular is available on the Company’s website at www.greatpanther.com, on its SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov.

Shareholder Information and Questions

Great Panther shareholders who need assistance with voting their shares can contact our proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group

North American Toll Free:	1 877 452 7184
Collect Calls Outside North America:	1 416 304 0211
Email:	assistance@laurelhill.com

Shareholders are encouraged to vote today using the internet, telephone, or facsimile.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell Resources Limited.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the timing and completion of the Acquisition, the resource growth potential of Beadell’s near mine targets and land package, the timing or positive outcome of a production decision for the Coricancha project, and the benefits of the Acquisition to shareholders of Great Panther.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Assumptions upon which forward looking statements relating to the Acquisition have been made include that Beadell and Great Panther will be able to satisfy the conditions of Closing, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of Beadell and Great Panther, and that all required third party, regulatory and government approvals will be obtained. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Beadell and Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com